

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2017

Mail Stop 4631

<u>Via E-mail</u>
Brian L. MacNeal
Senior Vice President
Armstrong World Industries, Inc.
2500 Columbia Avenue
Lancaster, Pennsylvania 17603

      Re: Armstrong World Industries, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 27, 2017
             File No. 1-02116

Dear Mr. MacNeal:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O'Brien
                          Branch Chief
                          Office of Manufacturing and
                          Construction